

January 10, 2014

Scott D. Peters
Chief Executive Officer
Healthcare Trust of America, Inc.
16435 N. Scottsdale Road, Suite 320
Scottsdale, Arizona 85254

> **Re:** **Healthcare Trust of America, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 30, 2013**
> **File No. 001-35568**

Dear Mr. Peters:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us how consolidating all of the modifications to the charter into one proposal is consistent with Rule 14a-4(a)(3) of the Exchange Act. Alternatively, please revise to present the modifications specifically related to the director voting standards and the other NASAA REIT Guidelines as two separate proposals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola at 202-551-3673 or me at 202-551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel